UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2012 (the “Schedule 14D-9”), by Cascade Corporation, an Oregon corporation (“Cascade”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all of Cascade’s outstanding shares of common stock, par value $0.50 per share (the “Shares”), at a price of $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated November 2, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and TICO with the SEC on November 2, 2012 (the “Schedule TO”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein are used with the meanings given in the Schedule 14D-9.

Item 8. Additional Information

The subsection entitled “U.S. Antitrust Clearance” included under the subheading “Regulatory Approvals” is hereby amended and supplemented by deleting the second and fourth paragraphs in their entirety and inserting the following two paragraphs as a replacement of the second paragraph:

“Pursuant to the requirements of the HSR Act, on October 31, 2012, TICO filed a Notification and Report Form with the FTC and the United States Department of Justice (“DOJ”) with respect to its proposed acquisition of Cascade. On November 2, 2012, Cascade filed its required notification form with the FTC and the DOJ. On November 15, 2012, TICO voluntarily withdrew its notification form, and TICO has informed Cascade that it intends to re-file its notification form on November 19, 2012, in order to provide the DOJ with additional time to review the proposed acquisition.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of the 15-calendar day waiting period required under the HSR Act (which will begin when TICO re-files its required notification), unless such waiting period is earlier terminated by the FTC and the DOJ. As a result, assuming a TICO filing on November 19, 2012, and absent early termination of the waiting period, the purchase of the Shares in the Offer may not be completed until 11:59 p.m., New York City Time on December 4, 2012. This is one day after the Expiration Date. In such event, TICO has informed Cascade that it expects to extend the Offer so that it expires concurrently with or after the waiting period under the HSR Act. Either the FTC or the DOJ may request additional information or documentary material at any time during the new waiting period, in which case the waiting period would be extended for an additional 10 calendar days following the date of TICO’s substantial compliance with that request. Responding to any request for additional information can take a significant amount of time. As with the original waiting period, the FTC and the DOJ may terminate any additional 10-calendar day waiting period before its expiration.”

The subsection entitled “Legal Proceedings” is hereby amended and supplemented by adding the following as an additional paragraph at the end of the subsection:

“On November 9, 2012, the plaintiffs in the putative class action captioned Joseph Polyak v. Robert C. Warren, Jr., et al., Case No. 1211-13933, filed an amended complaint generally alleging that the Individual Defendants breached their fiduciary duties and that Cascade, TICO, and Purchaser aided and abetted the purported breaches of fiduciary duties. The amended complaint continues to include, among others, allegations that the Individual Defendants breached their fiduciary duties by attempting to sell Cascade to TICO by means of an unfair process and for an unfair price. The amended complaint also generally alleges that the Individual Defendants breached their fiduciary duties by failing to disclose in the Schedule 14D-9 all information material to the decisions confronting Cascade’s shareholders in the Schedule 14D-9. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent that the proposed transaction has already been consummated), an accounting to plaintiff and other members of the class for damages resulting from any breach of fiduciary duties, and the payment of plaintiff’s attorneys’ fees and costs. Cascade, TICO and Purchaser continue to believe plaintiffs’ allegations lack merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2012

CASCADE CORPORATION

By:	/s/ Robert C. Warren, Jr.
Name:	Robert C. Warren, Jr.
Title:	President and CEO